APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

STiX CraftHouse LLC
Balance Sheet - unaudited
For the period ended 3/18/2021

	Current Period	Prior Period
	3/18/2021	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 30,000.00	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	500.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	30,500.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 30,500.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		30,500.00	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		30,500.00	-
TOTAL LIABILITIES & EQUITY	$	30,500.00	$ -
Balance Sheet Check		-	-

I, Jacob Gross, certify that:

1. The financial statements of STiX Crafthouse included in this Form are true and complete in all material respects; and
2. The tax return information of STiX Crafthouse has not been included in this Form as STiX Crafthouse was formed on 06/04/2020 and has not filed a tax return to date.

Signature   _Jacob Gross_

Name: Jacob Gross

Title: Owner